中銀香港(控股)有限公司
BOC HONG KONG (HOLDINGS) LIMITED

[redacted]

File No.82-34675

Our Ref : BS(2007)229(JL)

07028249

20 November 2007

BY COURIER

Office of International Corporate Finance
Division of Corporation Finance
Securities and Exchange Commission
450 Fifth Street, N.W.
Washington, D.C. 20549
U.S.A.

SUPPL

Dear Sirs,

BOC Hong Kong (Holdings) Limited (the "Company")
Rule 12g3-2(b) File No.82-34675

We enclose a copy of each of the following documents of the Company for your attention:

1. an announcement as published on the website of Hong Kong Exchanges and Clearing Limited on 19 November 2007; and

2. a notification relating to the announcement under item 1 above as published in today's newspapers.

Please note that the above documents are being furnished to the Securities and Exchange Commission (the "SEC") on behalf of the Company pursuant to the exemption from the Securities Exchange Act of 1934 (the "Act") afforded by Rule 12g3-2(b) thereunder.

This information is being furnished under paragraph (1) of Rule 12g3-2(b) with the understanding that such information and documents will not be deemed to be "filed" with the SEC or otherwise subject to the liabilities of Section 18 of the Act and that neither this letter nor the furnishing of such information and documents shall constitute an admission for any purpose that the Company is subject to the Act.

PROCESSED
NOV 30 2007
THOMSON
FINANCIAL

Yours faithfully,
For and on behalf of
BOC Hong Kong (Holdings) Limited

Jacqueline Lee
Assistant Company Secretary

Encl.

香港花園道1號52樓
52/F, 1 Garden Road, Hong Kong
網址 Website: www.bochk.com
電話 Tel: (852) 2846 2700
傳真 Fax: (852) 2810 5830

中銀香港(控股)有限公司
BOC HONG KONG (HOLDINGS) LIMITED
(Incorporated in Hong Kong with limited liability)
(the "Company", Stock Code: 2388)

ANNOUNCEMENT

With a view to diversifying the Group's investment portfolio, the Company has acquired 4.94% of the issued share capital of Bank of East Asia Limited from an independent third party at a total consideration of approximately HK$3.95 billion, or at HK$51 per share.

In line with the Group's commitment to transparency and good corporate governance practices, the Company hereby makes this announcement for the information of shareholders and investors.

With a view to diversifying the Group's investment portfolio, the Company has acquired approximately 77.5 million shares, representing 4.94% of the issued share capital, of Bank of East Asia Limited ("BEA") from an independent third party. The total consideration was approximately HK$3.95 billion, or HK$51 per share, which will be financed entirely by the Group's internal resources. The transaction price was reached after arm's length negotiation between the parties and represented a premium of 3.3% to the 10 day average closing prices of BEA up to 16 November 2007. The investment in BEA is part of the Group's financial investment. The Group has no present intention or agreement to have board representation on BEA, or to involve itself in the management or operation of BEA. Other than ordinary inter-bank business relationship, both banks will continue to be run independently.

The Company's shareholders and potential investors are urged to exercise caution when dealing in the securities of the Company and are recommended to consult their own professional advisers if they are in doubt as to their investment positions.

By Order of the Board
Jason C.W. Yeung
Company Secretary

Hong Kong, 19 November 2007

As at the date hereof, the Board of Directors of the Company comprises Mr. XIAO Gang (Chairman), Mr. SUN Changji* (Vice-chairman), Mr. HE Guangbei (Vice-chairman and Chief Executive), Mr. LI Zaohang*, Mr. ZHOU Zaiqun*, Mdm. ZHANG Yanling*, Mr. LEE Raymond Wing Hung, Mr. GAO Yingxin, Dr. FUNG Victor Kwok King**, Mr. KOH Beng Seng**, Mr. SHAN Weijian**, Mr. TUNG Chee Chen**, Mr. TUNG Savio Wai-Hok**, Mdm. YANG Linda Tsao**.*

* *Non-executive Directors*
** *Independent Non-executive Directors*

中銀香港(控股)有限公司
BOC HONG KONG (HOLDINGS) LIMITED

90 1917 - 2007
服務香港 共建未來
COMMITTED TO BUILDING A BETTER TOMORROW

(Incorporated in Hong Kong with limited liability)

(the "Company", Stock Code: 2388)

NOTIFICATION

Announcement

An announcement containing details of the captioned matter is available for viewing on the website of Hong Kong Exchanges and Clearing Limited at www.hkex.com.hk under the section "Latest Listed Company Information" and on the website of the Company at www.bochk.com under the section "Investor Relations".

This notification merely serves to advise investors of the captioned matter and of the publication of the announcement on the above websites. ***This notification does not contain information upon which an investment decision should be based and should not be relied upon by investors for such purpose.*** Investors should refer to the announcement for details of the captioned matter.

The announcement is available for inspection by the public at no charge at 52nd Floor, Bank of China Tower, 1 Garden Road, Hong Kong from 9:00 a.m. to 12:30 p.m. and from 1:30 p.m. to 5:30 p.m., Mondays to Fridays (except public holidays in Hong Kong), within the one month period from the date of this notification. Copies of the announcement will be provided upon request at a cost of HK$1 per sheet.

By Order of the Board
Jason C.W. Yeung
Company Secretary

Hong Kong, 19 November 2007

END